Weil, Gotshal & Manges LLP
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March 2, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Ross Acquisition Corp II
Registration Statement on Form S-1
Filed February 2, 2021
File No. 333-252633

Ladies and Gentlemen:

On behalf of our client, Ross Acquisition Corp II, a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 1, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333-252633) filed with the Commission on February 2, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR amendment No. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments.

Set forth below is the Company’s responses to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

Summary, page 6

1.
You disclose on page 6 and elsewhere that your sponsor, executive officers, directors and director nominees have agreed in writing not to participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding your initial business combination or you have failed to complete your initial business combination within 24 months after the closing of this offering. However, you disclose on page 9 and elsewhere that your founders, sponsor, officers and directors may sponsor, form or participate in other blank check companies similar to yours during the period in which you are seeking an initial business combination. Please revise to reconcile this discrepancy.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 87 to delete the disclosure stating that our sponsor, executive officers, directors and director nominees have agreed in writing not to participate in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 24 months after the closing of this offering.

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Please contact the undersigned at (212) 310-8893 if you have any questions or need further information.

Sincerely yours,

/s/ Corey Chivers
Corey Chivers

cc:	Wilbur L. Ross, Jr.
President and Chief Executive Officer
Ross Acquisition Corp II
Mark Wojciechowski, SEC
Lily Dang, SEC
Irene Barberena-Meissner, SEC
Laura Nicholson, SEC